UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Charter Communications, Inc.
(Name of Subject Company (Issuer))

Charter Communications, Inc.
(Name of Filing Person (Issuer))

Options to Purchase Common Stock
par value of $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Numbers of Class of Securities)
(Underlying Class A Common Stock)

Curtis S. Shaw, Esq.
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri   63131
(314) 965-0555
(Name, Address and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
not applicable	not applicable

* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required

__________________________________________________________________________

[  ]     Check the box if any part of the fee is offset as provided by Rule 0- 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Filing Party: Not applicable

Form or Registration No.: Not applicable

Date Filed: Not applicable

[X]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]     third-party tender offer subject to Rule 14d-1.

[X]     issuer tender offer subject to Rule 13e-4.

[  ]     going-private transaction subject to Rule 13e-3.

[  ]     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

This Tender Offer Statement on Schedule TO is filed by Charter Communications, Inc., a Delaware corporation ("Charter"). Pursuant to General Instruction D to Schedule TO, this Schedule TO relates to pre- commencement communications by Charter with respect to its intention to undertake a Stock Option Exchange Program pursuant to which holders of certain options to purchase shares of Charter's Class A Common Stock could elect to cancel such options in exchange for restricted shares of Charter Class A Common Stock or, in certain cases, cash.

The information does not constitute an offer to holders of options to purchase Charter's Class A common stock to exchange their options. Charter has not yet commenced the Stock Option Exchange Program ("Exchange Program") that is referred to above. At the time the Exchange Program is commenced, Charter will provide eligible option holders with written materials explaining the precise terms, conditions and timing of the Exchange Program. Eligible option holders should read these written materials carefully when they become available because they will contain important information about the Exchange Program. Charter will file these materials with the Securities and Exchange Commission ("SEC") as part of a tender offer statement. These materials and other documents filed by Charter with the SEC can be obtained free of charge from the SEC's website at www.sec.gov. Eligible Charter option holders may obtain a written copy of the tender offer statement and related materials, when available, by contacting Human Resources, Stock Option Exchange Program, at Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131.

Item 12. Exhibits.

99.1 Poster announcement regarding the Stock Option Exchange Program.

INDEX TO EXHIBITS

Exhibit No. Description

99.1 Poster announcement regarding the Stock Option Exchange Program.